UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Houston Wire & Cable Company

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

44244K109

(CUSIP Number)

February 14, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44244K109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Code, Hennessy & Simmons II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,908,714

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,908,714

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,908,714

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 37.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 44244K109

13.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CHS Management II, L.P.

14.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

15.	SEC Use Only

16.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	17.	Sole Voting Power 7,908,714

	18.	Shared Voting Power 0

	19.	Sole Dispositive Power 7,908,714

	20.	Shared Dispositive Power 0

21.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,908,714

22.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

23.	Percent of Class Represented by Amount in Row (9) 37.9%

24.	Type of Reporting Person (See Instructions) PN

CUSIP No. 44244K109

25.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Code, Hennessy & Simmons II, Inc. (f/k/a Code, Hennessy & Simmons, Inc.)

26.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

27.	SEC Use Only

28.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	29.	Sole Voting Power 7,908,714

	30.	Shared Voting Power 0

	31.	Sole Dispositive Power 7,908,714

	32.	Shared Dispositive Power 0

33.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,908,714

34.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

35.	Percent of Class Represented by Amount in Row (9) 37.9%

36.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer This statement on Schedule 13G relates to shares of common stock of Houston Wire & Cable Company, a Delaware corporation (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices 10201 North Loop East, Houston, Texas 77029

Item 2.
(a)

Name of Person Filing
Pursuant to Rules 13d-1(k)(1) and (2) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13G on behalf of Code, Hennessy & Simmons II, L.P., a Delaware limited partnership (“Fund II”), CHS Management II, L.P., a Delaware limited partnership (“Management II”), and Code, Hennessy & Simmons II, Inc. (f/k/a Code, Hennessy & Simmons, Inc.), an Illinois corporation (“CHS II”).  The foregoing persons are sometimes referred to collectively as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by any of the Reporting Persons that such a “group” exists.

	(b)	Address of Principal Business Office or, if None, Residence The address or principal business office of each of the Reporting Persons is 10 South Wacker Drive, Chicago, Illinois 60606.
	(c)	Citizenship Fund II and Management II are limited partnerships formed under the laws of the State of Delaware, and CHS II is incorporated under the laws of the State of Illinois.
	(d)	Title of Class of Securities The securities reported herein are shares of common stock, $0.001 par value per share, of the Issuer (“Common Stock”).
	(e)	CUSIP Number 44244K109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

The percentages stated herein are based on a total of 20,867,172 shares of Common Stock outstanding as of June 15, 2006, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on June 15, 2006.

(a) — (b)

Fund II.  Fund II beneficially owns 7,908,714 shares of Common Stock, constituting approximately 37.9% of the shares of Common Stock outstanding.

Management II.  By reason of its status as the general partner of Fund II, Management II may be deemed to beneficially own the 7,908,714 shares of Common Stock held by Fund II, constituting approximately 37.9% of the shares of Common Stock outstanding.  Management II disclaims beneficial ownership of those shares in which it does not have a pecuniary interest.

Code II.  By reason of its status as the general partner of Management II, which in turn is the general partner of Fund II, Code II may be deemed to beneficially own the 7,908,714 shares of Common Stock held by Fund II, constituting approximately 37.9% of the shares of Common Stock outstanding.  Code II disclaims beneficial ownership of those shares in which it does not have a pecuniary interest.

(c)(i) — (iv)

Fund II.  Fund II has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 7,908,714 shares of Common Stock.

Management II.  By reason of its status as the general partner of Fund II, Management II may be deemed to have sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 7,908,714 shares of Common Stock held by Fund II.  Management II disclaims beneficial ownership of those shares in which it does not have a pecuniary interest.

Code II.  By reason of its status as the general partner of Management II, which in turn is the general partner of Fund II, Code II may be deemed to have sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 7,908,714 shares of Common Stock held by Fund II.  Code II disclaims beneficial ownership of those shares in which it does not have a pecuniary interest.

Item 5.   Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:   ☐

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10.   Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2007.

CODE, HENNESSY & SIMMONS II, L.P.

By:	CHS Management II, L.P., its general partner

	By:	Code Hennessy & Simmons II, Inc. (f/k/a Code, Hennessy & Simmons, Inc.) its general partner

		By:	/s/ Brian P. Simmons
		Name:	Brian P. Simmons
		Its:	President

CHS MANAGEMENT II, L.P.

By:	Code Hennessy & Simmons II, Inc. (f/k/a Code, Hennessy & Simmons, Inc.) its general partner

	By:	/s/ Brian P. Simmons
	Name	Brian P. Simmons
	Its:	President

CODE HENNESSY & SIMMONS II, INC. (f/k/a CODE, HENNESSY & SIMMONS, INC.)

By:	/s/ Brian P. Simmons
Name:	Brian P. Simmons
Its:	President

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement pursuant to Rule 13d-1(k)(1)(iii)

EXHIBIT A TO SCHEDULE 13G

Agreement Relating to the Filing of Joint Statements Pursuant to Rule 13d-1(f)

Pursuant to Rule 13d-1(k)(1)(iii) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the Schedule 13G to which this Exhibit is attached is filed on their behalf in the capacities set out herein below.

Dated: February 14, 2007.

CODE, HENNESSY & SIMMONS II, L.P.

By:	CHS Management II, L.P., its general partner

	By:	Code Hennessy & Simmons II, Inc. (f/k/a Code, Hennessy & Simmons, Inc.) its general partner

		By:	/s/ Brian P. Simmons
		Name:	Brian P. Simmons
		Its:	President

CHS MANAGEMENT II, L.P.

By:	Code Hennessy & Simmons II, Inc. (f/k/a Code, Hennessy & Simmons, Inc.) its general partner

	By:	/s/ Brian P. Simmons
	Name:	Brian P. Simmons
	Its:	President

CODE HENNESSY & SIMMONS II, INC. (f/k/a CODE, HENNESSY & SIMMONS, INC.)

By:	/s/ Brian P. Simmons
Name:	Brian P. Simmons
Its:	President